U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$3,763	$3,342	$2,887	$2,669

Interest-bearing deposits with banks	10,026	10,962	8,928	12,788

Securities
Trading account (pledged – $15,395; $11,569, $11,791 and $5,000)	95,613	94,092	86,719	81,946
Available for sale	37,368	37,636	35,783	29,058

	132,981	131,728	122,502	111,004

Assets purchased under reverse repurchase agreements	37,187	32,612	36,289	38,879

Loans
Residential mortgage	80,201	78,577	78,819	74,431
Personal	36,784	35,129	31,167	29,758
Credit card	6,739	6,225	4,816	5,327
Business and government	66,794	64,262	57,745	58,809

	190,518	184,193	172,547	168,325
Allowance for loan losses	(1,739)	(1,846)	(2,055)	(2,226)

	188,779	182,347	170,492	166,099

Other
Customers’ liability under acceptances	6,191	5,693	5,943	7,088
Derivative-related amounts	35,398	39,607	36,640	37,127
Premises and equipment	1,755	1,734	1,655	1,570
Goodwill	5,030	4,800	4,633	4,844
Other intangibles	594	580	580	654
Reinsurance recoverables	1,989	1,909	3,321	1,629
Separate account assets	154	183	224	66
Other assets	29,369	25,010	18,497	13,834

	80,480	79,516	71,493	66,812

	$453,216	$440,507	$412,591	$398,251

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$26,649	$25,166	$24,388	$22,652
Interest-bearing	137,258	131,373	130,135	125,504
International
Non-interest-bearing	2,640	3,920	3,183	2,744
Interest-bearing	105,380	105,214	102,812	100,666

	271,927	265,673	260,518	251,566

Other
Acceptances	6,191	5,693	5,943	7,088
Obligations related to securities sold short	25,576	24,632	22,743	23,389
Obligations related to assets sold under repurchase agreements	25,726	20,361	23,735	22,104
Derivative-related amounts	38,244	41,591	38,427	37,365
Insurance claims and policy benefit liabilities	7,612	7,235	8,630	4,699
Separate account liabilities	154	183	224	66
Other liabilities	48,583	47,432	26,199	24,587

	152,086	147,127	125,901	119,298

Subordinated debentures	8,803	8,031	6,581	6,828

Non-controlling interest in subsidiaries	1,585	1,493	1,474	1,475

Shareholders’ equity
Preferred stock	813	813	813	1,472
Common stock (shares issued – 653,279,901; 655,962,800; 656,021,122 and 662,427,105)	7,037	7,035	6,999	7,012
Additional paid-in capital	198	177	88	78
Retained earnings	12,227	11,997	11,591	11,053
Treasury stock (5,182,558 shares and 7,731,453 shares)	(310)	(473)	–	–
Accumulated other comprehensive income (loss)	(1,150)	(1,366)	(1,374)	(531)

	18,815	18,183	18,117	19,084

	$453,216	$440,507	$412,591	$398,251

Second Quarter 2004 Report – Royal Bank of Canada 17

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,373	$2,433	$2,462	$4,806	$5,046
Trading account securities	571	599	514	1,170	1,067
Available for sale securities	188	181	214	369	447
Assets purchased under reverse repurchase agreements	126	145	190	271	390
Deposits with banks	27	46	45	73	99

	3,285	3,404	3,425	6,689	7,049

Interest expense
Deposits	1,213	1,283	1,339	2,496	2,772
Other liabilities	410	373	373	783	757
Subordinated debentures	105	103	93	208	189

	1,728	1,759	1,805	3,487	3,718

Net interest income	1,557	1,645	1,620	3,202	3,331

Non-interest income
Insurance premiums, investment and fee income	516	498	466	1,014	992
Trading revenues	430	441	481	871	1,025
Securities brokerage commissions	365	347	254	712	524
Investment management and custodial fees	323	303	278	626	559
Deposit and payment service charges	269	257	261	526	540
Mutual fund revenues	214	202	161	416	330
Underwriting and other advisory fees	233	181	143	414	273
Foreign exchange revenue, other than trading	112	73	63	185	129
Card service revenues	72	72	63	144	136
Securitization revenues	56	63	41	119	75
Credit fees	55	50	63	105	126
Mortgage banking revenues	46	2	59	48	129
Gain (loss) on sale of available for sale securities	18	7	47	25	17
Other	86	54	61	140	210

	2,795	2,550	2,441	5,345	5,065

Total revenues	4,352	4,195	4,061	8,547	8,396

Provision for (recovery of) credit losses	153	(28)	211	125	411

Insurance policyholder benefits, claims and acquisition expense	343	330	312	673	683

Non-interest expense
Human resources	1,723	1,668	1,558	3,391	3,189
Equipment	212	209	210	421	404
Occupancy	187	179	179	366	363
Communications	177	150	193	327	371
Professional fees	124	97	106	221	219
Outsourced item processing	79	69	76	148	150
Amortization of other intangibles	21	16	20	37	39
Other	206	393	172	599	338

	2,729	2,781	2,514	5,510	5,073

Net income before income taxes	1,127	1,112	1,024	2,239	2,229
Income taxes	328	289	304	617	714

Net income before non-controlling interest	799	823	720	1,622	1,515
Non-controlling interest in net income of subsidiaries	25	30	31	55	59

Net income	$774	$793	$689	$1,567	$1,456

Preferred dividends	11	11	22	22	45

Net income available to common shareholders	$763	$782	$667	$1,545	$1,411

Average number of common shares (in thousands)	647,737	650,044	664,634	648,621	665,331
Earnings per share (in dollars)	$1.18	$1.20	$1.00	$2.38	$2.12
Average number of diluted common shares (in thousands)	658,144	659,356	671,991	658,409	673,023
Diluted earnings per share (in dollars)	$1.16	$1.19	$0.99	$2.34	$2.10

Dividends per share (in dollars)	$0.52	$0.46	$0.43	$0.98	$0.83

Second Quarter 2004 Report – Royal Bank of Canada    18

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$813	$813	$1,502	$813	$1,515
Translation adjustment on stock denominated in foreign currency	–	–	(30)	–	(43)

Balance at end of period	813	813	1,472	813	1,472

Common stock
Balance at beginning of period	7,035	6,999	7,029	6,999	6,963
Issued	42	52	37	94	112
Purchased for cancellation	(40)	(16)	(54)	(56)	(63)

Balance at end of period	7,037	7,035	7,012	7,037	7,012

Additional paid-in capital
Balance at beginning of period	177	88	80	88	76
Renounced stock appreciation rights, net of related income taxes	–	1	(3)	1	(3)
Stock-based compensation awards	26	12	1	38	5
Reclassified amounts	–	34	–	34	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	42	–	42	–
Other	(5)	–	–	(5)	–

Balance at end of period	198	177	78	198	78

Retained earnings
Balance at beginning of period	11,997	11,591	10,910	11,591	10,473
Net income	774	793	689	1,567	1,456
Preferred dividends	(11)	(11)	(22)	(22)	(45)
Common dividends	(336)	(298)	(285)	(634)	(552)
Premium paid on common stock purchased for cancellation	(197)	(78)	(239)	(275)	(279)

Balance at end of period	12,227	11,997	11,053	12,227	11,053

Treasury stock
Balance at beginning of period	(473)	–	–	–	–
Reclassified amounts	–	(304)	–	(304)	–
Net sales (purchases)	163	(127)	–	36	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	(42)	–	(42)	–

Balance at end of period	(310)	(473)	–	(310)	–

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	155	237	214	155	214
Unrealized foreign currency translation gains and losses, net of hedging activities	(570)	(849)	(370)	(570)	(370)
Gains and losses on derivatives designated as cash flow hedges	(232)	(251)	(82)	(232)	(82)
Additional pension obligation	(503)	(503)	(293)	(503)	(293)

Balance at end of period	(1,150)	(1,366)	(531)	(1,150)	(531)

Shareholders’ equity at end of period	$18,815	$18,183	$19,084	$18,815	$19,084

Comprehensive income, net of related income taxes
Net income	$774	$793	$689	$1,567	$1,456
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(82)	124	6	42	12
Change in unrealized foreign currency translation gains and losses	623	265	(785)	888	(940)
Impact of hedging unrealized foreign currency translation gains and losses	(344)	(221)	483	(565)	624
Change in gains and losses on derivatives designated as cash flow hedges	10	(153)	(6)	(143)	6
Reclassification to earnings of gains and losses on cash flow hedges	9	6	25	15	39
Additional pension obligation	–	(13)	–	(13)	–

Total comprehensive income	$990	$801	$412	$1,791	$1,197

Second Quarter 2004 Report – Royal Bank of Canada   19

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$774	$793	$689	$1,567	$1,456
Adjustments to determine net cash provided by (used in) operating activities
Provision for (recovery of) credit losses	153	(28)	211	125	411
Depreciation	89	95	94	184	190
Amortization of other intangibles	21	16	20	37	39
Writedown of deferred issuances costs	—	25	—	25	—
Gain on sale of premises and equipment	(31)	(5)	(3)	(36)	(8)
Gain on loan securitizations	(16)	(8)	(6)	(24)	(6)
Writedown of investments	—	24	—	24	—
Gain on sale of available for sale securities	(18)	(7)	(47)	(25)	(17)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	377	(1,395)	(142)	(1,018)	(48)
Net change in accrued interest receivable and payable	(100)	(121)	37	(221)	85
Current income taxes	331	(1,376)	383	(1,045)	259
Deferred income taxes	4	(48)	72	(44)	110
Derivative-related assets	4,209	(2,983)	173	1,226	(5,877)
Derivative-related liabilities	(3,347)	3,159	(1,068)	(188)	4,628
Trading account securities	(1,521)	(8,108)	(5,235)	(9,629)	(5,216)
Obligations related to securities sold short	944	1,889	4,466	2,833	5,399
Other	(2,129)	5,366	(314)	3,237	(2,913)

Net cash used in operating activities	(260)	(2,712)	(670)	(2,972)	(1,508)

Cash flows from investing activities
Change in interest-bearing deposits with banks	936	(2,612)	(1,639)	(1,676)	(1,302)
Change in loans, net of loan securitizations	(8,120)	(3,791)	(831)	(11,911)	374
Proceeds from loan securitizations	994	769	308	1,763	308
Proceeds from sale of available for sale securities	4,331	4,282	3,759	8,613	7,122
Proceeds from maturity of available for sale securities	6,417	8,637	5,632	15,054	11,097
Purchases of available for sale securities	(9,645)	(14,463)	(8,342)	(24,108)	(19,593)
Net acquisitions of premises and equipment	(84)	(174)	(54)	(258)	(123)
Change in assets purchased under reverse repurchase agreements	(4,575)	3,677	517	(898)	(1,794)
Net cash provided by (used in) acquisition of subsidiaries	(111)	558	—	447	(194)

Net cash used in investing activities	(9,857)	(3,117)	(650)	(12,974)	(4,105)

Cash flows from financing activities
Change in deposits – Canada	7,368	2,016	6,389	9,384	5,197
Change in deposits – International	(1,114)	3,139	(3,454)	2,025	460
Issue of subordinated debentures	1,000	1,500	—	2,500	—
Repayment of subordinated debentures	(350)	—	—	(350)	—
Issue of common shares	41	49	35	90	106
Purchase of common shares for cancellation	(237)	(94)	(293)	(331)	(342)
Net sales (purchases) of treasury stock	163	(127)	—	36	—
Payment of dividends	(309)	(309)	(290)	(618)	(579)
Change in obligations related to assets sold under repurchase agreements	5,365	(3,374)	(1,283)	1,991	995
Change in short-term borrowings of subsidiaries	(1,389)	3,484	(116)	2,095	(89)

Net cash provided by financing activities	10,538	6,284	988	16,822	5,748

Net change in cash and due from banks	421	455	(332)	876	135
Cash and due from banks at beginning of period	3,342	2,887	3,001	2,887	2,534

Cash and due from banks at end of period	$3,763	$3,342	$2,669	$3,763	$2,669

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,832	$1,867	$1,748	$3,699	$3,696
Amount of income taxes paid in period	$355	$1,553	$417	$1,908	$1,176

Second Quarter 2004 Report – Royal Bank of Canada  20

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72 to 76 in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applies immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R). The effective date provisions of FIN 46R require application of either FIN 46 or FIN 46R to special purpose entities (SPEs), including those created before January 31, 2003, no later than the end of the first reporting period ending after December 15, 2003. Application of FIN 46R is required for all entities, including those to which FIN 46 was previously applied, no later than the end of the first reporting period that ends after March 15, 2004. We have applied FIN 46R to all SPEs or VIEs as at April 30, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer had total assets of $28.6 billion as at April 30, 2004. Certain of these multi-sellers with total assets of $21.2 billion were restructured in the first quarter of 2004 by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest in each multi-seller absorbs a majority of the multi-seller’s expected losses, as that term is defined in FIN 46R, therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-sellers. Our maximum potential exposure to loss with respect to these restructured multi-sellers is $20.3 billion as at April 30, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees. We are the Primary Beneficiary of the remaining multi-sellers with assets of $7.4 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them since January 31, 2004. The commercial paper and other liabilities of these consolidated multi-sellers, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-sellers, which are reported on our Consolidated balance sheet primarily as follows: Credit card loans of $.8 billion, Personal loans of $3.2 billion and Business and government loans of $3.4 billion. We are currently in the process of restructuring these consolidated multi-sellers, which may result in us no longer being their Primary Beneficiary.

     Our consolidated financial statements include other VIEs where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, with assets of $3.2 billion as at April 30, 2004. The assets that support the obligations of these VIEs are reported on our Consolidated balance sheet primarily as follows: Trading account securities of $1.3 billion, Business and government loans of $1.1 billion, Available for sale securities of $.5 billion and Interest-bearing deposits with banks of $.1 billion. Our common shares held by the compensation vehicles, which were $.2 billion as at April 30, 2004, are reported as Treasury stock. The obligation to provide these shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

     We have assessed our involvement with other VIEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these VIEs entails a significant variable interest. The VIEs in which we have a significant variable interest had total assets of approximately $8.7 billion as at April 30, 2004, and primarily include certain collateralized debt obligations (CDO), asset-backed commercial paper conduit programs administered by third parties, structured finance vehicles and investment funds. The maximum exposure to loss resulting from our significant variable interest in each of these VIEs is approximately $2.6 billion as at April 30, 2004, consisting mostly of our investments in them, loans and notional value of liquidity facilities to them, and fair value of derivatives with them.

     We deconsolidated a CDO with assets of $.4 billion beginning the first quarter of this year because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust that was created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $.2 billion beginning in the first quarter of this year for similar reasons.

Securitization of our financial assets

We employ two entities in the process of securitizing our assets, neither of which has been consolidated at April 30, 2004 under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in the second entity relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to note 3.

Mutual funds and assets administered in trust

Under FIN 46, we had concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to monitor developments which affect our current interpretation of FIN 46R.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003. In the second quarter of 2004, we have adopted FAS 132R and provided additional interim period disclosures of defined benefit pension plans and other postretirement benefit plans in note 5.

Change in financial statement presentation

During the quarter, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totaling $5.1 billion at January 31, 2004, $5.7 billion at October 31, 2003 and $6.5 billion at April 30, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of Earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to Earnings per share presented for prior periods. We are in the process of assessing the impact of this consensus.

Other

In response to the recent issuance by the Canadian Institute of Chartered Accountants of Section 1100, Generally Accepted Accounting Principles, we are reviewing current practices, primarily, the offsetting of certain assets and liabilities, and the process utilized for the determination of trade date security information. As a result, we are also reviewing these related practices under U.S. GAAP.

Second Quarter 2004 Report – Royal Bank of Canada   21

U.S. GAAP

Note 2 Acquisitions

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the Southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Note 3 Securitizations

During the second quarter of 2004, we securitized $1.8 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $1 billion of those securities. We received net cash proceeds of $994 million and retained the rights to future excess interest of $35 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $29 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
As reported:
Net income	$774	$793	$689	$1,567	$1,456
Earnings per share	1.18	1.20	1.00	2.38	2.12
Diluted earnings per share	1.16	1.19	0.99	2.34	2.10
Pro forma:
Net income	$769	$784	$676	$1,553	$1,433
Earnings per share	1.17	1.19	0.98	2.36	2.09
Diluted earnings per share	1.15	1.17	0.98	2.33	2.07

Note 5 Pension and other postretirement benefits

Pension benefit expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Service cost	$33	$34	$30	$67	$60
Interest cost	82	82	76	164	153
Expected return on plan assets	(79)	(78)	(75)	(157)	(150)
Amortization of transitional asset	—	—	—	—	(1)
Amortization of prior service cost	8	8	8	16	15
Amortization of net actuarial loss	21	21	4	42	8

Defined benefit pension expense	65	67	43	132	85
Defined contribution pension expense	18	18	17	36	34

Pension benefit expense	$83	$85	$60	$168	$119

Other postretirement benefit expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Service cost	$12	$12	$10	$24	$20
Interest cost	23	23	20	46	40
Amortization of transitional obligation	4	4	4	8	9
Amortization of net actuarial loss	8	8	6	16	12
Amortization of prior service cost	—	—	—	—	1

Other postretirement benefit expense	$47	$47	$40	$94	$82

Employer’s contributions

For the three months and six months ended April 30, 2004, we contributed $33 million and $71 million, respectively, to our defined benefit pension plans and $8 million and $16 million, respectively, to our other postretirement benefit plans. As at April 30, 2004, contributions to our defined benefit pension plans and other postretirement benefit plans for the remainder of the year are expected to be $71 million and $16 million, respectively. However, these amounts may change upon management’s review of the current contribution levels which is expected to occur during the next quarter.

Note 6 Significant capital transactions

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On February 27, 2004, we announced our intention to redeem all outstanding 5.10% subordinated debentures due June 11, 2009 on June 11, 2004, for an amount of $350 million plus accrued interest; and all outstanding 6.05% subordinated debentures due July 7, 2009 on July 7, 2004, for an amount of $175 million plus accrued interest.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with the yield to June 1, 2009, of 4.181%.

     During the quarter, we repurchased 3,780,700 common shares under our normal course issuer bid at an average price of $62.81. Since the inception of the bid in June 2003, we repurchased 11,202,400 common shares at an average price of $60.86.

Note 7 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

     The table below summarizes significant guarantees we have provided to third parties as at April 30, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Second Quarter 2004 Report – Royal Bank of Canada   22

U.S. GAAP

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$20,333
Backstop liquidity facilities	18,687
Financial standby letters of credit	10,676
Credit enhancements	4,889
Performance guarantees	3,187
Mortgage loans sold with recourse	84

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At April 30, 2004, we have accrued $275 million in our Consolidated balance sheet in respect to the above guarantees.

     Refer to note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in a case in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in this action.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,356	$1,357	$1,352	$104	$104	$107	$—	$—	$—	$109	$170	$99
Non-interest income	528	512	516	877	825	721	516	498	466	624	568	519

Total revenues	1,884	1,869	1,868	981	929	828	516	498	466	733	738	618
Provision for (recovery of) credit losses	152	65	158	1	1	—	—	—	—	13	(70)	58
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	343	330	312	—	—	—
Non-interest expense	1,204	1,153	1,153	772	728	731	105	107	98	486	635	394
Income taxes and non-controlling interest	184	222	208	68	60	28	3	—	—	55	23	69

Net income (loss)	$344	$429	$349	$140	$140	$69	$65	$61	$56	$179	$150	$97

	RBC Global Services			Other			Total
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03
Net interest income	$40	$45	$36	$(52)	$(31)	$26	$1,557	$1,645	$1,620
Non-interest income	189	175	162	61	(28)	57	2,795	2,550	2,441

Total revenues	229	220	198	9	(59)	83	4,352	4,195	4,061
Provision for (recovery of) credit losses	(3)	(14)	2	(10)	(10)	(7)	153	(28)	211
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	343	330	312
Non-interest expense	154	155	143	8	3	(5)	2,729	2,781	2,514
Income taxes and non-controlling interest	22	22	16	21	(8)	14	353	319	335

Net income (loss)	$56	$57	$37	$(10)	$(44)	$81	$774	$793	$689

b) Quarterly earnings by geographic segment

	April 30				January 31				April 30
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,202	$230	$125	$1,557	$1,290	$249	$106	$1,645	$1,245	$302	$73	$1,620
Non-interest income	1,480	908	407	2,795	1,307	852	391	2,550	1,206	791	444	2,441

Total revenues	2,682	1,138	532	4,352	2,597	1,101	497	4,195	2,451	1,093	517	4,061
Provision for (recovery of) credit losses	127	22	4	153	8	—	(36)	(28)	181	13	17	211
Insurance policyholder benefits, claims and acquisition expense	141	103	99	343	152	111	67	330	115	79	118	312
Non-interest expense	1,606	909	214	2,729	1,464	1,073	244	2,781	1,442	867	205	2,514
Income taxes and non-controlling interest	289	35	29	353	331	(50)	38	319	264	53	18	335

Net income (loss)	$519	$69	$186	$774	$642	$(33)	$184	$793	$449	$81	$159	$689

Second Quarter 2004 Report – Royal Bank of Canada   23

U.S. GAAP

c) Six-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$2,713	$2,746	$208	$223	$—	$—	$279	$204
Non-interest income	1,040	1,081	1,702	1,489	1,014	992	1,192	1,101

Total revenues	3,753	3,827	1,910	1,712	1,014	992	1,471	1,305
Provision for (recovery of) credit losses	217	288	2	—	—	—	(57)	135
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	673	683	—	—
Non-interest expense	2,357	2,331	1,500	1,456	212	199	1,121	820
Income taxes and non-controlling interest	406	447	128	83	3	—	78	137

Net income (loss)	$773	$761	$280	$173	$126	$110	$329	$213

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$85	$81	$(83)	$77	$3,202	$3,331
Non-interest income	364	329	33	73	5,345	5,065

Total revenues	449	410	(50)	150	8,547	8,396
Provision for (recovery of) credit losses	(17)	2	(20)	(14)	125	411
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	673	683
Non-interest expense	309	287	11	(20)	5,510	5,073
Income taxes and non-controlling interest	44	36	13	70	672	773

Net income (loss)	$113	$85	$(54)	$114	$1,567	$1,456

d) Six-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$2,492	$479	$231	$3,202	$2,602	$616	$113	$3,331
Non-interest income	2,787	1,760	798	5,345	2,451	1,695	919	5,065

Total revenues	5,279	2,239	1,029	8,547	5,053	2,311	1,032	8,396
Provision for (recovery of) credit losses	135	22	(32)	125	284	54	73	411
Insurance policyholder benefits, claims and acquisition expense	293	214	166	673	286	174	223	683
Non-interest expense	3,070	1,982	458	5,510	2,870	1,778	425	5,073
Income taxes and non-controlling interest	620	(15)	67	672	627	119	27	773

Net income (loss)	$1,161	$36	$370	$1,567	$986	$186	$284	$1,456

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the quarter, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Note 10 Subsequent event

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed PLAIC’s policy liabilities and invested $426 million to support the acquisition.

Second Quarter 2004 Report – Royal Bank of Canada   24